

Mail Stop 3030

June 16, 2016

Via E-mail
Mr. Eugene G. Cassis
Senior Vice President and Chief Financial Officer
Waters Corporation
34 Maple Street
Milford, Massachusetts 01757

> **Re: Waters Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 8-K filed April 26, 2016**
> **File No. 1-14010**

Dear Mr. Cassis:

We have reviewed your June 1, 2016 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed April 26, 2016

Exhibit 99.1

1.   We note that you present non-GAAP EPS in the headline of your press release without also presenting GAAP earnings per share with equal or greater prominence, as required by Item 10(e)(1)(i)(A) of Regulation S-K. Similarly, you highlight a 5% non-GAAP constant currency sales growth in the first bullet and discuss other constant currency sales growth throughout the first page without discussing the corresponding change in GAAP sales. Your presentations appear to give greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

2.   We note that your non-GAAP measures exclude purchased intangible amortization, restructuring costs, assets impairments, acquisition-related costs, and income tax items and that you describe these items as infrequent or unusual although you have reported similar items for multiple fiscal years. Please note that Item 10(e)(1)(ii)(B) of Regulation S-K prohibits you from adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. In addition, your non-GAAP measures appear to exclude certain normal, recurring, cash operating expenses which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

        You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kevin J. Kuhar

                                        Kevin J. Kuhar
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery